

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2013

Via E-mail
Mr. Kevin A. Wood
President and Chief Executive Officer
Hubspoke Holdings, Inc.
379 Thornall Street, 10th Floor
Edison, New Jersey 08837

> **Re:** **Veramark Technologies, Inc.**
> **Tender Offer Statement on Schedule TO-T**
> **Filed on June 17, 2013 by Hubspoke Holdings, Inc., TEM Holdings, Inc. and**
> **Clearlake Capital Partners II, L.P.**
> **File No. 005-41379**

Dear Mr. Wood:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

If I tender my Shares, when and how will I get paid?, page viii

1. We note disclosure that you will make payment "as promptly as practicable" after your acceptance of the shares. Rule 14e-1(c) requires that you make payment "promptly" upon expiration of the offer. Please revise your disclosure accordingly.

Certain Information Concerning Veramark, page 15

2. It is inappropriate to disclaim responsibility for disclosure appearing in your tender offer statement. Please revise the first paragraph of this section accordingly.

Hubspoke, page 16

3. Please state the principal business of Hubspoke, or direct us to where this information appears in your tender offer statement. See Item 3 of Schedule TO.

Additional Information, page 16

4. Please make the statements required Item 1003(c)(3) and (4) with respect to Clearlake Capital Partners II, L.P. See Item 3 of Schedule TO.

Conditions to the Offer, page 42

5. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise the disclosure in this section to clarify this point.

Miscellaneous, page 46

6. You state that the offer is not being made to, nor will tenders be accepted from, holders in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). If you are attempting to rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law, and that your disclosure does not appear to properly track the language of that rule. Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Mehdi Khodadad, Esq.
        Cooley LLP